UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 15, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Please refer to the full text of the following information in English published by China Eastern Airlines Corporation Limited on the website of the Shanghai Stock Exchange for reference purpose only.

By order of the Board
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)

Shanghai, the People’s Republic of China
15 July 2009

Stock Code: 600115	Abbreviation: ST CEA	Serial No.: Lin 2009-053

Announcement on Abnormal Fluctuation of Stock Trading of

China Eastern Airlines Corporation Limited

The Company and all members of the Board hereby guarantee the truthfulness, accuracy and completeness of the content of this announcement and accept joint and several liability for any false representations, misleading statements or material omissions contained herein.

I. Particulars on abnormal fluctuation of stock trading

For the three consecutive trading days of 13 July, 14 July and 15 July, the trading prices of A shares of China Eastern Airlines Corporation Limited (the “Company”) have touched the daily maximum trading limit of 5%, constituting an abnormal fluctuation of stock trading pursuant to the requirements of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange.

II. Particulars on investigation and verification performed by the Company

After inquiring in writing with the controlling shareholders of the Company and consulting with all the directors and management of the Company, apart from the “Announcements on Resolutions of the 27th Meeting of the Fifth Session of the Board of Directors and Connected Transactions”, “Announcement on the Disclosure of Plan in relation to Non-public Issuing of A shares”, “Announcements on Resolutions of the 27th Meeting of the Fifth Session of the Board of Directors and Conversion of Shares and Absorption of Shanghai Airlines Co., Ltd” and “Announcement on Disclosure of Plan in relation to Conversion of Shares and Absorption of Shanghai Airlines Co., Ltd”, details of which had been published in the Shanghai Securities News, China Securities Journal and the website of Shanghai Stock Exchange (http://www.see/com.cn), the Company has no information of any significant event that should be disclosed but has not been done so and there will be no agreements or intention in relation to significant assets reorganization, acquisition, issue of shares of the Company other than those disclosed in the said announcements within the following two weeks.

III. Declaration on non-existence of non-disclosure of material discloseable information

The Board of the Company confirms that, save for the matter as disclosed in part 2 above, the Company does not have any undisclosed matters or relevant plans, negotiations, intentions or agreements which are required to be disclosed under the requirements of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange. The Board has no knowledge of any non-disclosed information which may have a material impact on the trading prices of the shares of the Company required to be disclosed under the requirements of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange. The Company will strictly carry out its disclosure obligations in accordance with the relevant procedures for disclosure of information should there be any material development of the Company.

IV. Risk warning deemed necessary by the Company

The Board of the Company hereby reminds its investors: they shall rely on the announcements published by the Company on Shanghai Securities News, China Securities Journal and the website of the Shanghai Stock Exchange (www.sse.com.cn), the designated media of the Company, for information disclosures in mainland China. The Company will pr omptly fulfill its information disclosure obligations in strict compliance with the provisions and requirements of laws and regulations. Investors are reminded to be aware of investment risks.

The Board of
China Eastern Airlines Corporation Limited

15 July 2009